Phillips Nizer LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                Tel: 212-977-9700
                                Fax: 212-262-5152

                                                                 August 21, 2006
Via Telecopy
------------

Tim Levenberg, Esq.
Securities and Exchange Commission
Washington, DC 20549-7010

Mail Stop 7010

         Re:      Golden River Resources Corporation
                  Registration Statement on Form SB-2
                  Filed July 7, 2006
                  File No. 333-135633
                  --------------------------------------------

Dear Mr. Levenberg:

         Further to our telephone conversation, I have set forth below the closing bid price information that you requested with respect to the shares of Common Stock of the Company for the periods on or about the completion of the Company's debt recapitalization on May 8, 2006 and the completion of the RAB private placement on or about June 9, 2006.

        Date                                           Bid
        ----                                           ---

        05/01/06                                       0.4
        05/02/06                                       0.4
        05/04/2006                                     0.3
        05/05/2006                                     0.3
        05/08/2006                                     0.3
        05/09/2006                                     0.35
        05/10/2006                                     0.3
        05/11/2006                                     0.3
        05/12/2006                                     0.3
        06/05/2006                                     0.27
        06/06/2006                                     0.18
        06/07/2006                                     0.25
        06/08/2006                                     0.2
        06/09/2006                                     0.21
        06/12/2006                                     0.2
        06/13/2006                                     0.2
        06/14/2006                                     0.22
        06/15/2006                                     0.2

         In evaluating the foregoing information, we believe that the Staff should take into account the following:

         (i) There has been very little trading volume in the Company's shares of common stock (the average daily trading value is approximately 5,000 shares) so the bid price does not necessarily represent the fair market value of the common stock.

         (ii) Prior to completing the debt recapitalization and the RAB transaction, the Company sought alternative financing on more favorable terms, but was not successful in obtaining such financing. As a result, and taking into account the Company's financial position and capital requirements, the Company's Board concluded that the terms of the debt recapitalization and the RAB financing represented fair market value and the most favorable terms that the Company could reasonably obtain.

         With respect to the question that you raised concerning RAB's share ownership in the Company, the following sets forth the current and fully diluted share ownership of RAB and the Company's controlling stockholders:

                             Current (1)                    Fully Diluted(2)
   Name of Stockholder       No. Shares   Percentage   No. Shares    Percentage
   -------------------       ----------   ----------   ----------    ----------

Joseph and Stera Gutnick     21,200,224      79.4%     41,200,224       53.7%

RAB                           1,670,000      6.25%     31,670,000       41.3%


-----------------

(1)  Represents actual shares outstanding as of August 21, 2006.

(2) Gives effect to the exercise by the Gutnicks of options to acquire 20,000,000 shares of common stock and the exercise by RAB of warrants to acquire 30,000,000 shares of common stock.

         We look forward to reviewing the foregoing with you.

                                                     Cordially,


                                                     Brian Brodrick

cc:  Golden River Resources Corporation